6190 Agronomy Rd. 6th Floor Vancouver, BC V6T 1Z3 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE        NASDAQ: CRME TSX: COM

CARDIOME SUCCESSFULLY COMPLETES
RSD1235 ORAL PHASE 1 TRIAL

Vancouver, Canada, August 31, 2005 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it has successfully completed the Phase 1 studies required to advance oral RSD1235 into a planned Phase 2 study later this year. The most recently completed study evaluated the pharmacokinetics (PK), safety and tolerability of orally-administered RSD1235 over 7 days of repeat dosing within an escalating dose regimen.

The study’s trial design tested the upper limits of tolerability in 55 healthy volunteers, including extensive metabolizers and poor metabolizers. Orally-administered RSD1235 was found to be safe and well-tolerated across all dose levels. The maximum dose given for 7 days was 900mg twice daily (1,800mg/day), yielding blood levels of RSD1235 approaching peak blood levels seen in IV dosing. The formulation provided sustained high blood levels of drug over an interval deemed suitable for chronic-use oral therapy. No clinically relevant changes were found in clinical laboratory, vital signs or ECG measurements, and there were no serious adverse events.

“Our Phase 1 program has indicated that oral RSD1235 can be administered safely at clinically relevant dose levels.” stated Charles Fisher M.D., Cardiome’s Chief Medical Officer. “We have seen in our intravenous (IV) trials that RSD1235 appears to be effective in converting atrial arrhythmia. Since repeat-dose safety is the major barrier to chronic use of anti-arrhythmic drugs, the strong performance of RSD1235 in these safety studies is very encouraging.”

Multiple Phase 2 studies in patients with atrial arrhythmia are currently envisioned. The first study, to be initiated in the 4th quarter of 2005, will be a pilot study to determine appropriate enrolment criteria, safety, and tolerability of 28-day oral dosing of RSD1235 in up to 120 atrial fibrillation patients. Two RSD1235 dosing groups and a placebo group will be included. Details regarding the design of following studies will be released later this year.

“In a medical arena where cardiovascular safety is all-important, the safety and tolerability results from this study are highly encouraging.” said Bob Rieder, President and CEO of Cardiome Pharma. “We can now look forward to advancing oral RSD1235 into the next stage of clinical development.”

Orally-administered RSD1235 is designed to be used as chronic therapy to prevent or delay the reoccurrence of atrial fibrillation, and could be used as a follow-on therapy to intravenous RSD1235, currently in its second and third Phase 3 trials for acute conversion of atrial fibrillation.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with three clinical drug programs, two of which focus on atrial arrhythmia (intravenous and oral dosing) and one directed at congestive heart failure.

RSD1235 IV is the intravenous formulation of an investigational drug being evaluated for the acute treatment of recent-onset atrial fibrillation (AF). RSD1235 also has a potential application as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. Top-line results from ACT 1, the first of three Phase 3 trials for RSD1235 IV, were released in December 2004 and February 2005.

Cardiome recently completed a Phase 2 clinical trial evaluating the safety and effectiveness of oxypurinol, a xanthine oxidase inhibitor, for the treatment of congestive heart failure (CHF). CHF is the failure of the heart to pump blood at a rate sufficient to support the body's needs. Top-line results from this trial were negative. Cardiome is in the process of analyzing the entire data package from the trial prior to making any decision regarding the program.

Cardiome recently announced that it has executed a letter of intent to acquire Artesian Therapeutics Inc., a privately held U.S. biopharmaceutical company developing bi-functional small-molecule drugs for the treatment of cardiovascular disease.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham	Peter K. Hofman
Director of Corporate Communication	Director of Investor Relations
(604) 676-6963 or Toll Free: 1-800-330-9928	(604) 676-6993
Email: dgraham@cardiome.com	Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 40-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.